

File No. 82-2954

July 9, 2003


03024503


SEC MAIL
PROCESSING
RECEIVED
JUL 11 2003
WASH. D.C.
181
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

SUPPL

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date	Page
482	▪ Confirmation of shareholders' mailing by transfer agent (CIBC Mellon Trust)	June 5/03	3
	▪ Ontario Form 13-502F1 filed on Sedar	June 5/03	4
	▪ Audited Annual Financial Statements	June 5/03	6
	▪ Change in Outstanding and Reserved Securities for Molson's MOL.A and MOL.B shares for months of May 2003 filed with the TSX	June 10/03	34
	▪ Speaking Notes from Chairman, E.H. Molson at Annual Meeting of Shareholders	June 19/03	44
	▪ Slides Presentation from President, D.J. O'Neill at Annual Meeting of Shareholders, as per Webcast	June 19/03	50
	▪ Copy of Draft Minutes of Annual Meeting of Shareholders	June 19/03	65
	▪ Report on Number and Value of Securities Distributed in Quebec filed on Sedar	June 20/03	69
	▪ Press Release titled "Molson closes Ribeirao Preto Brewery in Brazil"	June 25/03	70
	▪ Change in Outstanding and Reserved Securities for Molson's MOL.A and MOL.B shares for months of June 2003 filed with the TSX	July 9/03	71
	▪ Change in Officers / Directors filed with the TSX	July 9/03	79

CONFIRMATION LETTER

June 5th, 2003

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc.

The following items were sent by prepaid mail to all shareholders of the above-mentioned Company on May 23rd, 2003 and May 26th, 2003.

X	Proxy form	X	Management Proxy Circular
X	Annual Report	X	MD&A
X	Annual Financial Statement	X	Supplementary Card
X	Notice of Annual Meeting		Interim Report

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure documents/ files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC Mellon Trust Company

(signed) Jeannine Rigon
Manager
Client Relations
Tel: (514) 285-3613

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: MOLSON INC.

Participation Fee for the Financial Year Ending: March 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)
CLASS "A" NON-VOTING SHARES:

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		104,754,563	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$32.39	
Market value of class or series	=	$3,393,000,295	
			$3,393,000,295 (A)

CLASS "B" COMMON SHARES:

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		22,469,018	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$32.34	
Market value of class or series	=	$726,648,042	
			$726,648,042 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.] : *See Schedule 'A' attached***	782,100,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)	(0) (B)
Total Capitalization (add market value of all classes and series of equity *securities and market value of debt and preferred shares*) (A) + (B) =	4,901,748,337
Total fee payable in accordance with Appendix A of the Rule	$50,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	n/a
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12	**0**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	n/a

(5)

Schedule 'A'

Molson Inc. and Molson Canada long-term debt as of March 31, 2003

Long-term debt	**Market Value**
$100 Molson Canada Term loan (August 31, 2003)	99.9
$300 Molson Inc.Non revolving credit facility (Sept 17,2003)	299.3
$625 Molson Inc.Revolving credit facility (March 18, 2005)	30.0
Debentures (Molson Inc)	
$150 - 5.40% due May 3, 2002	-
$150 - 5.50% due May 3, 2004	152.4
Debentures (Molson Canada)	
$150 - 8.20% due March 11, 2003	
$100 - 9.10% due March 11, 2013	121.5
$150 - 8.40% due Dec 7, 2018	175.7
$200 - 6.00% due June 2, 2008 (1)	206.6
$100 - 6.70% due June 2, 2028	95.9
Total Long-Term Debt *	1181.3
Maturing more than 12 months from March 31, 2003	782.1

* The fair market value adjustment was not included.

Responsibilities for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five independent directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

(Signed: Daniel J. O'Neill)

Daniel J. O'Neill
President and Chief Executive Officer
May 2, 2003

(Signed: Brian Burden)

Brian Burden
Executive Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed: PricewaterhouseCoopers, LLP)

PricewaterhouseCoopers, LLP
Chartered Accountants
Montreal, Canada, May 2, 2003

Molson Inc.

Consolidated Statements of Earnings

Years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

	2003	2002
Sales and other revenues	$ 3,529.2	$ 2,830.8
Brewing excise and sales taxes	1,014.0	728.5
Net sales revenue	2,515.2	2,102.3
Costs and expenses		
Cost of sales, selling and administrative costs	1,934.7	1,675.9
Gain on sale of 20% of operations in Brazil (note 3)	(64.2)	–
Provision for rationalization (note 5)	63.5	50.0
	1,934.0	1,725.9
Earnings before interest, income taxes and amortization	581.2	376.4
Amortization of capital assets	64.9	54.6
Earnings before interest and income taxes	516.3	321.8
Net interest expense (note 6)	95.4	65.5
Earnings before income taxes	420.9	256.3
Income tax expense (note 7)	115.0	80.7
Earnings before minority interest	305.9	175.6
Minority interest	6.5	–
Earnings from continuing operations	312.4	175.6
Earnings from discontinued operations (note 8)	–	2.0
Net earnings	$ 312.4	$ 177.6
Net earnings per share from continuing operations (note 9)		
Basic	$ 2.45	$ 1.46
Diluted	$ 2.41	$ 1.43
Net earnings per share (note 9)		
Basic	$ 2.45	$ 1.48
Diluted	$ 2.41	$ 1.45

Consolidated Statements of Retained Earnings

Years ended March 31, 2003 and 2002
(Dollars in millions)

	2003	2002
Retained earnings – beginning of year	$ 460.3	$ 328.1
Net earnings	312.4	177.6
Cash dividends declared	(51.8)	(45.0)
Stock dividends declared	(1.7)	(0.4)
Excess of share repurchase price over weighted-average stated capital (note 17)	(42.4)	–
Retained earnings – end of year	$ 676.8	$ 460.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Molson Inc.

Consolidated Balance Sheets

As at March 31, 2003 and 2002
(Dollars in millions)

	2003	2002
Assets		
Current assets		
Cash	**$ 12.2**	$ 71.0
Accounts receivable (note 16)	**197.3**	196.0
Inventories (note 10)	**162.3**	183.5
Prepaid expenses	**65.4**	55.2
	437.2	505.7
Investments and other assets (note 11)	**127.6**	140.4
Property, plant and equipment (note 12)	**1,026.9**	1,188.5
Intangible assets, excluding goodwill (note 13)	**1,552.5**	1,690.4
Goodwill	**770.4**	981.3
	$ 3,914.6	$ 4,506.3
Liabilities		
Current liabilities		
Accounts payable and accruals	**$ 540.4**	$ 624.8
Provision for rationalization costs (note 5)	**14.6**	28.9
Income taxes payable	**77.8**	66.1
Dividends payable	**14.0**	12.0
Future income taxes (note 7)	**126.6**	89.8
Current portion of long-term debt (note 14)	**40.6**	58.9
	814.0	880.5
Long-term debt (note 14)	**1,180.0**	1,687.2
Deferred liabilities (note 15)	**380.5**	426.5
Future income taxes (note 7)	**355.0**	338.2
Minority interest	**152.1**	-
	2,881.6	3,332.4
Shareholders' equity		
Capital stock (note 17)	**719.4**	719.4
Retained earnings	**676.8**	460.3
Unrealized translation adjustments (note 21)	**(363.2)**	(5.8)
	1,033.0	1,173.9
	$ 3,914.6	$ 4,506.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:

(Signed: Daniel J. O'Neill)

Daniel J. O'Neill,
Director

(Signed: Lloyd I. Barber)

Lloyd I. Barber,
Director

Consolidated Statements of Cash Flows

Years ended March 31, 2003 and 2002
(Dollars in millions)

	2003	2002
Operating activities		
Earnings from continuing operations	**$ 312.4**	$ 175.6
Gain on sale of 20% of operations in Brazil	**(64.2)**	–
Provisions for rationalization (note 5)	**63.5**	50.0
Amortization of capital assets	**64.9**	54.6
Future income taxes	**26.2**	9.9
Minority interest	**(6.5)**	–
Other	**(26.2)**	2.2
Cash provided from operations before working capital and rationalization costs	**370.1**	292.3
Provided from (used for) working capital	**(51.5)**	44.8
Rationalization costs	**(36.4)**	(15.5)
Cash provided from operating activities	**282.2**	321.6
Investing activities		
Business acquisitions (note 3)	**–**	(1,136.3)
Proceeds from sale of 20% of operations in Brazil	**333.9**	–
Additions to property, plant and equipment	**(85.9)**	(72.4)
Additions to investments and other assets	**(9.1)**	(3.0)
Additions to intangible assets	**–**	(2.0)
Proceeds from disposal of property, plant and equipment	**1.1**	9.4
Proceeds from disposal of investments and other assets	**9.8**	39.8
Cash provided from (used for) investing activities	**249.8**	(1,164.5)
Financing activities		
Increase in long-term debt	**454.1**	867.2
Reduction in long-term debt	**(937.5)**	(427.0)
Securitization of accounts receivable (note 16)	**(1.0)**	(2.0)
Shares issued on business acquisition (note 3)	**–**	238.2
Shares repurchased (note 17)	**(50.2)**	–
Cash dividends paid	**(49.8)**	(45.0)
Other	**6.0**	4.4
Cash provided from (used for) financing activities	**(578.4)**	635.8
Decrease in cash from continuing operations	**(46.4)**	(207.1)
Increase (decrease) in net cash from discontinued operations (note 8)	**(6.2)**	201.2
Decrease in cash	**(52.6)**	(5.9)
Effect of exchange rate changes on cash	**(6.2)**	–
Cash, beginning of year	**71.0**	76.9
Cash, end of year	**$ 12.2**	$ 71.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.



Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Accounting Policies



1

Consolidation

The accounts of the Molson Canada partnership and all subsidiaries controlled by the Corporation are consolidated including the 80% interest in the operations in Brazil, which includes Cervejarias Kaiser Brazil S.A. ("Kaiser") and Bavaria S.A. ("Bavaria"). The minority interest accounts reflect the non-controlling shareholder's interest in the Corporation's operations in Brazil.

Joint Ventures and Other Investments

The Corporation's 49.9% investment in the Coors Canada partnership and its 50.1% investment in Molson USA are proportionately consolidated.

Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Other investments are carried at the lower of cost and net recoverable amount.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

Inventories

Inventories of raw materials and supplies are valued at the lower of average cost and net realizable value. Work in progress and finished goods are valued at the lower of average cost and net realizable value and include the cost of raw materials, labour and overhead expenses. The cost of returnable containers in Canada is amortized over their estimated useful lives of four years and in Brazil the cost of returnable containers is charged to distributors at the time of shipment.

Capital Assets

Property, plant and equipment are stated at the lower of cost less accumulated amortization and the net recoverable amount. Amortization is provided from the date property, plant and equipment are placed into service on a straight-line method, principally at annual rates of 1.5% to 5% for buildings and from 2% to 33% for equipment.

Intangible assets, which include goodwill, brand names and the distribution network access in Brazil are carried at cost less accumulated amortization. In determining the results of the Corporation's 2002 and 2003 fiscal years, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets. Under this accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. Such evaluation determines any impairment in value, taking into account the ability to recover the book value portion of goodwill and other intangible assets from expected future operating cash flows on a discounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations. The only intangible asset with a definite life, namely the distribution network access in Brazil, is amortized over its contractual life of 40 years.

Revenue Recognition

Revenue is stated net of discounts and returns. Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer or distributor, which is either at the time of shipment to distributors or upon delivery of product to retail customers.

Foreign Currency Translation

Earnings of self-sustaining foreign operations are translated to Canadian dollars at average rates of exchange during the year. Assets and liabilities are translated at period-end rates. The differences between translating assets and liabilities at period-end rates, and the exchange rates on the date of acquisition of those assets and liabilities, have been included in shareholders' equity as unrealized translation adjustments.

Accounting Policies (cont'd)

Financial Instruments
The Corporation uses derivative financial instruments to hedge its foreign exchange, interest rates and commodities risk exposures. Resulting gains and losses arising from the use of these instruments are recorded upon maturity of the transaction.

Income Taxes
Future income tax assets and liabilities are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities based on substantively enacted tax laws and rates.

The Corporation reviews the valuation of its future income tax assets and liabilities quarterly and records adjustments, as necessary, to reflect the realizable amount of its future income tax assets and liabilities.

Employee Future Benefits
The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Adjustments arising from plan amendments, changes in assumptions, and experience gains and losses on the net pension asset are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups using the corridor approach. Defined benefit pension plan assets are reported at market values. The determination of pension expense is based on a five-year weighted average of pension plan asset market values. The cost of postemployment benefits other than pension benefits is recognized on an accrual basis over the working lives of employees. The liability has been recorded in deferred liabilities.

Stock-Based Compensation Plans
The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. No compensation expense is recognized since there is no difference between the exercise price and the market price of the stock at the time of grant. Consideration paid by employees on the exercise of stock options is credited to share capital when the options are exercised.

The Corporation also has an employee share ownership plan ("MESOP") primarily for all full-time employees in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the directors' fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. The cost of the DSU's is charged to earnings in the period earned and marked to market on a quarterly basis.

Change in Accounting Policies

2

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. The Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if a fair value-based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the vesting period. Further details are contained in note 17.

In the current year, the Corporation adopted, on a prospective basis, the CICA Accounting Guideline 14 "Disclosure of Guarantees". Under the new guideline, the Corporation is required to disclose the nature, the maximum potential amount of future payments, the carrying amount of any liability, and the nature of any recourse provisions of all significant guarantees. Further details are contained in note 18.

(Dollars in millions, except share and per share amounts)

Change in Accounting Policies (cont'd)

Effective April 1, 2001, the Corporation adopted the CICA Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets which have an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change was to increase fiscal 2002 earnings by $32.4 or $0.27 per share.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

3 Business Acquisitions

On March 18, 2002, the Corporation acquired all of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight breweries in Brazil for CAD$1,136.3 which includes transaction costs and is net of cash acquired. The transaction was financed with a combination of cash, long-term debt and the issuance of US$150.0 (CAD$238.2) Molson Inc. Class "A" shares at a price per share of CAD$30.59, or 7,785,878 shares. These shares must be held by the vendors for a minimum of two years. The operating results of Kaiser for the period March 19, 2002 to March 31, 2002 have been included in the fiscal 2002 consolidated results of the Corporation.

In a separate transaction, which closed on April 17, 2002, Molson sold 20% of its operations in Brazil to Heineken N.V. for total proceeds of US$218.3 and a gain of CAD$64.2 was recorded in fiscal 2003. The minority interest recorded represents Heineken's 20% share of earnings from April 18, 2002 to March 31, 2003. These transactions were approved by the Brazilian competition authorities during fiscal 2003.

The acquisition was accounted for using the purchase method which includes the use of estimates in determining the purchase price allocation disclosed at March 31, 2002. The Corporation completed the Kaiser valuation analysis and purchase price allocation in fiscal 2003. Of the CAD$1,247.8 intangible asset value, CAD$325.0 was assigned to brand names, CAD$35.0 to the distribution network access and the residual of CAD$887.8 to goodwill. Only the distribution network access is considered to have a definite life and is amortized over its contractual life of 40 years. The amount of these intangible assets that is expected to be deductible for tax purposes as goodwill in Brazil is R$1,321 (CAD$896 as at March 18, 2002).

The revised details of the Corporation's acquisition of Kaiser in 2002 are as follows:

	2002
Assets acquired and liabilities assumed:	
Working capital	$ (21.1)
Property, plant and equipment	302.1
Goodwill	887.8
Intangible assets, excluding goodwill	360.0
Long-term debt	(99.0)
Deferred liabilities (note 15)	(304.4)
Other	10.9
	$ 1,136.3
Consideration:	
Cash (including transaction costs and net of cash acquired)	$ 898.1
Equity issued	238.2
	$ 1,136.3



For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Business Acquisitions (cont'd)

In finalizing the purchase price allocation, intangible assets, including residual goodwill, were allocated as described above. The residual goodwill was increased mainly due to an increase in deferred liabilities of R$147.0 (CAD$99.7).

As part of the acquisition, the Corporation integrated and reorganized its operations in Brazil including the closure of the Divinópolis brewery and the relocation of certain sales, marketing and administrative departments. The Corporation recorded provisions for employee severance, relocation, and other integration costs of CAD$12.2 and these amounts were reflected in the purchase price allocation.

The closure of the Divinópolis brewery was completed in fiscal 2003. No further costs related to the closure are anticipated. The remaining relocation and integration costs to be incurred in fiscal 2004 are CAD$1.6.

4 Investments in Joint Ventures

The following information includes the Corporation's proportionate share of the assets, liabilities, revenues and expenses, and cash flows of the Corporation's joint venture investments in Coors Canada and Molson USA, which are included in the consolidated financial statements.

	2003	2002
Assets		
Current	**$ 22.3**	$ 19.1
Long-term	**$ 18.6**	$ 18.7
Liabilities		
Current	**$ 16.5**	$ 12.4
Long-term	**$ –**	$ 2.0
Net sales revenue	**$ 241.1**	$ 221.0
Operating costs and other expenses	**$ 188.7**	$ 178.0
Cash provided from (used for):		
Operating activities	**$ 54.8**	$ 41.3
Investing activities	**$ (0.1)**	$ (0.1)

As at March 31, 2003, Molson USA had outstanding forward foreign exchange contracts of which the Corporation's proportionate share is $20.7 (2002 – $7.4) and approximates fair value.

5 Provisions for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of property, plant and equipment and employee severance costs as well as the distribution termination costs. The balance of the provision at March 31, 2003 is nil and all closure activities and costs have been completed and paid.

The balance of provisions related to recent brewery closures in Canada at March 31, 2003 is $14.6 (2002 – $28.9). All closure activities and costs should be completed and paid by March 31, 2004.



For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

6

Net Interest Expense

	2003	2002
Interest on long-term debt	**$ 81.4**	$ 70.0
Interest on deferred liabilities (note 15)	**9.6**	–
Other	**8.3**	2.9
	99.3	72.9
Less interest income	**(3.9)**	(7.4)
	$ 95.4	$ 65.5

Interest paid in fiscal 2003 was $88.4 (2002 – $75.8).

7

Income Taxes

The following table reconciles income taxes calculated at the combined Canadian federal and provincial corporate rates with the income tax expense in the consolidated financial statements:

	2003	2002
Earnings before income taxes	**$ 420.9**	$ 256.3
Income taxes at Canadian statutory rates (2003 – 37.1%, 2002 – 39.5%)	**156.0**	101.2
Increased (decreased) by the tax effect of:		
Manufacturing and processing deduction	**(15.4)**	(14.2)
Tax rate changes on future income taxes	**–**	(15.0)
Non-taxable gains on sale of investments and other assets	**(29.3)**	–
Large corporations tax	**2.0**	2.2
Non-deductible and other items	**1.7**	6.5
	$ 115.0	$ 80.7
Comprised of:		
Current portion	**$ 88.8**	$ 70.8
Future portion	**$ 26.2**	$ 9.9

Income taxes paid in fiscal 2003 were $44.6 (2002 – $19.7).

Future income tax assets and liabilities are recognized on temporary differences between the accounting and tax bases of existing assets and liabilities as follows:

	2003	2002
Future tax assets		
Deferred gain	**$ 12.2**	$ 14.1
Provision for rationalization costs and other non-deductible reserves	**57.6**	59.8
Deferred liabilities	**78.9**	22.1
Other	**37.2**	34.2
	185.9	130.2
Future tax liabilities		
Intangible assets	**(338.2)**	(273.7)
Property, plant and equipment	**(130.2)**	(112.5)
Partnership income deferral	**(136.1)**	(116.0)
Other	**(63.0)**	(56.0)
	(667.5)	(558.2)
Net future tax liabilities	**$ (481.6)**	$ (428.0)
Comprised of:		
Current portion	**$ (126.6)**	$ (89.8)
Long-term portion	**$ (355.0)**	$ (338.2)

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Income Taxes (cont'd)

There are approximately R$327 of tax loss carry-forwards arising from the operations in Brazil which can be carried forward indefinitely, subject to certain limitations on use. Of these losses, approximately R$103 relates to the pre-acquisition tax loss carry-forwards from the Kaiser acquisition and any future utilization of these losses will be recorded as a reduction to the goodwill recorded on acquisition. In addition, subsidiaries of the Corporation in the United States have approximately US$225 of tax loss carry-forwards arising primarily from the discontinued Diversey business. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation.

Discontinued Operations

	2003	2002
Sales and other revenues	**$ –**	$ 10.7
Net gain on disposal	**$ –**	$ 2.0
Earnings from discontinued operations	**$ –**	$ 2.0

Cash provided from (used for) discontinued operations is as follows:

	2003	2002
Operating activities	**$ (6.2)**	$ 12.6
Investing activities	**–**	188.6
Cash provided from (used for) discontinued operations	**$ (6.2)**	$ 201.2

The balance sheet includes assets and liabilities relating to discontinued operations as follows: current assets of $3.0 (2002 – $3.9), long-term assets of $18.3 (2002 – $19.9), current liabilities of $14.1 (2002 – $8.8), and long-term liabilities of $84.1 (2002 – $97.9).

Sports and Entertainment
On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal together with tax recoveries of $30.8 and transaction costs.

Retail and Chemical Specialties
As a result of the Corporation's disposals of its Retail and Chemical Specialties businesses, the Corporation recorded certain losses and provisions for retained assets as well as other ongoing expenses related to site restoration, contingent liabilities, lease commitments and other possible claims. The estimated losses on the fiscal 1997 disposal of Diversey and the fiscal 2000 disposal of Beaver Lumber were based on management's best estimate assumptions with respect to a variety of items. There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

The remaining balance of the provision for loss relating to discontinued operations is included in deferred liabilities in the consolidated balance sheet (note 15).

Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

9 Earnings per Share

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

The following is a reconciliation of the weighted average shares outstanding for basic and diluted earnings per share computations for earnings from continuing operations:

	2003	2002
Earnings from continuing operations	**$ 312.4**	$ 175.6
Weighted average number of shares outstanding – (millions)		
Weighted average number of shares outstanding – basic	**127.3**	120.1
Effect of dilutive securities	**2.2**	2.3
Weighted average number of shares outstanding – diluted	**129.5**	122.4

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares. During the year, 768,200 (2002 – 427,000) stock options to purchase Class "A" non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares during the year.

10 Inventories

	2003	2002
Finished and in process	**$ 65.0**	$ 70.6
Raw materials and supplies	**53.9**	73.0
Returnable containers	**43.4**	39.9
	$ 162.3	$ 183.5

11 Investments and Other Assets

	2003	2002
Investments, at equity (i)	**$ 28.0**	$ 28.4
Investments, at cost (ii)	**61.6**	57.9
Long-term receivables and other assets	**28.9**	42.1
Deferred charges	**9.1**	12.0
	$ 127.6	$ 140.4

(i) Includes the Corporation's interest in Brewers Retail Inc. ("BRI").
(ii) Includes the Corporation's residual interest in the Sports and Entertainment business as described in note 8.

12 Property, Plant and Equipment

	2003			2002		
	Cost	**Accumulated Amortization**	**Net**	Cost	Accumulated Amortization	Net
Land	**$ 58.1**	**$ –**	**$ 58.1**	$ 63.2	$ –	$ 63.2
Buildings	**388.9**	**106.8**	**282.1**	424.0	105.1	318.9
Equipment	**989.5**	**332.8**	**656.7**	1,057.8	306.5	751.3
Assets under construction	**30.0**	**–**	**30.0**	55.1	–	55.1
	$ 1,466.5	**$ 439.6**	**$ 1,026.9**	$ 1,600.1	$ 411.6	$ 1,188.5

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

13

Intangible Assets, excluding Goodwill

	2003	2002
Brand names	**$ 1,529.9**	$ 1,655.0
Distribution network access (i)	**22.6**	35.4
	$ 1,552.5	$ 1,690.4

(i) The balance is being amortized over the contractual term of the distribution agreement in Brazil of 40 years (note 3). The original cost amounted to $35.0. The accumulated amortization at March 31, 2003 amounted to $0.6 (2002 – nil).

14

Long-Term Debt

	2003	2002
Molson Inc.		
Term loan (i)	**$ 329.3**	$ 607.3
Debentures (ii)		
$150 - 5.4% due May 3, 2002	**-**	150.0
$150 - 5.5% due May 3, 2004	**149.7**	149.3
Molson Canada		
Term loan (iii)	**99.9**	–
Debentures (iv)		
$150 - 8.2% due March 11, 2003	**-**	150.0
$200 - 6.0% due June 2, 2008	**199.6**	199.5
$100 - 9.1% due March 11, 2013	**99.9**	99.9
$150 - 8.4% due December 7, 2018	**149.8**	149.8
$100 - 6.7% due June 2, 2028	**99.5**	99.5
Fair value adjustment (v)	**31.7**	34.7
Brazil (vi)	**61.2**	106.1
	1,220.6	1,746.1
Less current portion	**40.6**	58.9
	$ 1,180.0	$ 1,687.2

(i) Represents borrowings under a $1,125.0 Senior Credit Facility arranged with a syndicate of banks. The facility was used to finance the acquisition of Kaiser on March 18, 2002 and was originally comprised of a $500.0 non-revolving 18-month bridge loan which can be extended by the Corporation for an additional six months and a $625.0 three-year revolving tranche. The bridge loan was permanently reduced by $200.0 to $300.0 on June 21, 2002, using a portion of the proceeds from the sale of 20% of the Corporation's Brazilian operations (note 3), while the terms of the three-year revolving tranche remained unchanged. The interest rate on the term loans is floating based on either prime, banker's acceptance or LIBOR rates. The average interest rate in fiscal 2003 was 3.7% (2002 – 4.3%). The facility is a direct, unsecured obligation of the Corporation. Also, the Corporation has a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation can extend the facility, subject to the approval of the lenders. Effective September 16, 2002, the facility was extended for an additional period of 364 days.

(ii) Represents debentures issued on May 3, 1999. On May 3, 2002, the Corporation repaid one of the $150.0 debentures with existing debt facilities. The remaining debenture is redeemable at the option of the Corporation. The debenture is a direct, unsecured obligation of the Corporation.

(iii) Represents a $100.0 credit facility with a syndicate of banks, which matures on August 31, 2003. The facility is a direct, unsecured obligation and is without recourse to the partners. Loans under this facility bore interest at rates averaging 4.2% in fiscal 2003.

(iv) Represents direct, unsecured debentures which are redeemable at the option of Molson Canada. During fiscal 2002, the Corporation entered into two interest rate swap agreements for a nominal value of $100.0 each, which converted the $200.0 debenture due in June 2008 with a fixed rate of 6.0% to a variable rate. In December 2002, a third party bank exercised its right to cancel a $100.0 swap agreement. The average variable interest rate on the swaps in fiscal 2003 was 3.2% (2002 – 3.4%). At March 31, 2003, the interest rate swap had a total fair value of $6.8 (2002 – $1.1). Amounts accounted for under interest rate swap agreements are recognized as adjustments to interest expense.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Long-Term Debt (cont'd)

(v) Represents the adjustment required to arrive at the fair market value of the Molson Canada debentures as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted-average basis, which at the acquisition date, was approximately 15 years.

(vi) Represents primarily Brazilian R$-denominated loans in the amount of $33.8 (R$77.1) (2002 – $58.2 (R$84.9)) as well as US$-denominated loans in the amount of $0.4 (US$0.3) (2002 – $28.4 (US$17.8)). The R$-denominated loans bore interest at rates averaging 18.8% during the year (13.9% during the period from March 19, 2002 to March 31, 2002), and the US$-denominated loans bore interest at rates averaging 6.5% (6.1% during the period from March 19, 2002 to March 31, 2002). The loans are secured by liens on the machinery and equipment financed and the real estate mortgaged. During the year, Kaiser also entered into various revolving facilities, which are fully drawn, in the aggregate amount of $27.0 (R$61.6) at an average rate of 21.7%, which includes the effect of interest rate swap agreements entered into during the year. At March 31, 2003, Kaiser has swap agreements with a nominal value of $11.0 (R$25.2) and a fair value of approximately nil.

(vii) The aggregate maturities of long-term debt during the next five years are estimated to be $440.6, $187.7, $6.3, $3.3 and $3.1. The Corporation has $400.0 of term loans maturing in fiscal 2004 that will be refinanced with existing long-term debt facilities.

15 Deferred Liabilities

	2003	2002
Contingent tax liabilities (i)	$ 188.0	$ 167.9
Discontinued operations (ii)	84.1	97.9
Deferred gain (iii)	38.7	44.7
Deferred sales tax payable (iv)	29.7	38.7
Net pension liability	29.0	44.4
Deferred compensation (v)	11.0	32.9
	$ 380.5	$ 426.5

(i) Relates to provisions in Brazil primarily for excise (IPI), social security (COFINS), and value-added state (ICMS) taxes.

(ii) Remaining provisions for loss and deferred liabilities relating to the discontinued operations of the Retail, Chemical Specialties, and Sports and Entertainment businesses (see note 8).

(iii) The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain will be brought into earnings in equal installments over the next six years or earlier if the non-cash assets are realized.

(iv) Relates to long-term sales tax payable in certain regions in Brazil and is interest bearing.

(v) Includes the long-term portion of employee variable compensation and the DSU liability.

16 Financial Instruments

As at March 31, 2003, the Corporation had outstanding forward contracts for US$70.0 (2002 – US$45.0) and zero cost collars for US$8.0 (2002 – US$2.0). At March 31, 2003, the unrealized loss from these forward contracts was $5.0 (2002 – gain of $0.4) and the unrealized loss from the zero cost collars was $0.4 (2002 – nil). At March 31, 2003, Brazil had entered into financial instruments to effectively fix the US dollar exchange rate on future purchases in the amount of US$23.5 (2002 – zero cost collars of US$21.7) with an unrealized loss of US$0.6 (2002 – US$0.4).

The Corporation has entered into a contract to fix the price on US$2.8 of aluminum purchases, the fair value of which is approximately nil.

The Corporation has entered into interest rate swap agreements to convert an amount of long-term debt with a fixed rate to a variable rate (see note 14(iv) and 14(vi) for details).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

(Dollars in millions, except share and per share amounts)

Financial Instruments (cont'd)

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $752 (2002 – $1,030).

In March 2001, the Corporation entered into a two-year revolving agreement to sell an undivided interest in eligible accounts receivable of Molson Canada, with limited recourse, to a third party up to a maximum of $125.0. As at March 31, 2003, net cash proceeds received under this agreement were $54.0 (2002 – $55.0). As the fair value of the assets transferred is equal to book value, there is no gain or loss reported on the sale of the receivables. The Corporation has retained responsibility for servicing the accounts receivable sold. In March 2003, the agreement was extended for an additional two years.

17 Capital Stock

AUTHORIZED
The Corporation is authorized to issue:
(a) an unlimited number of Class "A" non-voting shares;
(b) an unlimited number of Class "B" common shares; and
(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share (after the fiscal 2002 stock split) before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless (i) a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or (ii) holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.



For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Capital Stock (cont'd)

On November 7, 2001, the Board of Directors authorized a normal course issuer bid allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid became effective December 14, 2001 and expired on December 13, 2002. On March 14, 2003, the Corporation extended the normal course issuer bid, which expires on March 12, 2004, to purchase for cancellation 3,141,000 Class "A" non-voting shares and 674,760 Class "B" common shares.

During the year ended March 31, 2003, the Corporation repurchased 1,281,275 Class "A" shares and 100,000 Class "B" shares at prices ranging between $31.62 and $38.16 per share as part of the above-mentioned normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at March 31, 2003 was 127,223,581. Of the total amount of $50.2 repurchased, $7.8 was charged to capital stock based on the weighted-average stated capital with the excess of $42.4 being charged to retained earnings.

ISSUED AND OUTSTANDING
On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

On March 19, 2002, as part of the Kaiser acquisition, the Corporation issued 7,785,878 Class "A" shares for proceeds of US$150.0 at a price per share of CAD$30.59.

At March 31, the following shares were issued and outstanding:

	2003		2002	
	Shares	**Amount**	Shares	Amount
Class "A" non-voting	**104,754,563**	**$ 714.4**	104,724,566	$ 713.8
Class "B" common	**22,469,018**	**5.0**	22,999,434	5.6
	127,223,581	**$ 719.4**	127,724,000	$ 719.4

During the year the net change in Class "A" non-voting shares was as follows:

	2003		2002	
	Shares	**Amount**	Shares	Amount
Stock options exercised (i)	**821,439**	**$ 5.9**	382,617	$ 3.1
Stock dividend payments	**54,375**	**1.7**	15,486	0.4
Shares issued on business acquisition	**–**	**–**	7,785,878	238.2
Shares repurchased	**(1,281,275)**	**(7.2)**	–	–
Issued for cash	**5,042**	**0.2**	6,461	0.1
	(400,419)	**$ 0.6**	8,190,442	$ 241.8

(i) Including the exercise of options under the stock appreciation rights plan until June 30, 2002.

During the year ended March 31, 2003, 430,416 Class "B" common shares (2002 – 1,006,500) were converted into Class "A" non-voting shares and 100,000 Class "B" shares were repurchased as part of the normal course issuer bid.

(Dollars in millions, except share and per share amounts)

Capital Stock (cont'd)

STOCK OPTIONS
The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of the granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At March 31, 2003, there were 5,400,093 stock options outstanding and 2,469,345 stock options available for future grants. During the year, the Corporation granted 953,200 stock options at exercise prices ranging between $29.43 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant date for awards granted during the year, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effect of awards granted prior to April 1, 2002 has not been included in the pro forma amounts.

Year ended March 31	**2003**
Net earnings as reported	**$ 312.4**
Net earnings – pro forma	**$ 308.7**
Net earnings per share as reported	**$ 2.45**
Basic earnings per share – pro forma	**$ 2.42**
Diluted earnings per share as reported	**$ 2.41**
Diluted earnings per share – pro forma	**$ 2.38**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year: dividend yield of 2.0%; expected volatility of 24.3%; risk-free interest rate of 5.0%; and an expected life of 6 years. The weighted average fair value of options granted in the year is $9.50 per share and would be amortized over the vesting period.

A summary of the status of the Corporation's stock option plan as at March 31, 2003 and 2002 and of changes during the years ending on those dates is presented below:

	2003		2002	
	Stock options	**Weighted Average Exercise Price**	Stock options	Weighted Average Exercise Price
Outstanding at beginning of year	**5,586,892**	**$ 15.43**	4,915,500	$ 12.22
Granted	**953,200**	**$ 35.25**	1,652,400	$ 24.67
Exercised	**(995,224)**	**$ 12.58**	(539,575)	$ 13.21
Forfeited	**(144,775)**	**$ 19.60**	(441,433)	$ 17.00
Outstanding at end of year	**5,400,093**	**$ 19.34**	5,586,892	$ 15.43

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Capital Stock (cont'd)

The following table summarizes information on stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2003	Weighted Average Exercise Price
$ 9.65 – $15.07	2,934,268	5.9	$ 11.61	1,425,517	$ 11.43
$15.08 – $25.93	1,104,875	8.1	$ 22.13	140,300	$ 22.05
$25.94 – $31.36	592,750	9.1	$ 30.33	5,500	$ 28.89
$31.37 – $36.79	768,200	9.2	$ 36.40	9,064	$ 33.82
	5,400,093	7.2	$ 19.34	1,580,381	$ 12.56

At March 31, 2003, 2,469,345 Class "A" non-voting shares (2002 – 3,103,985) were available for granting further options and 895,036 Class "A" non-voting shares (2002 – 954,453) were available for optional stock dividends.

OTHER STOCK-BASED COMPENSATION
The Corporation's MESOP contributions of $1.6 were charged to earnings during the year.

As of March 31, 2003, 151,115 DSU's are outstanding. For the year ended March 31, 2003, $0.7 was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

18 Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations:

Fiscal Year	Minimum Lease Payments
2004	$ 21.0
2005	18.4
2006	13.3
2007	11.8
2008	7.9
Thereafter	32.3
Total	$ 104.7

At March 31, 2003, the Corporation had outstanding letters of credit totalling $84.5 (2002 - $84.9).

Kaiser is party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for the amounts it believes may be ultimately due pursuant to such claims.

The Corporation has given certain undertakings to the lenders of the purchaser of the Montreal Canadiens and the Bell Centre, formerly known as the Molson Centre such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the entity that owns the entertainment business and the Montreal Canadiens at predetermined conditions, subject to National Hockey League approval. The obligations of the purchaser to such lenders at March 31, 2003 were $92.0.

The Corporation and another shareholder of BRI could be required to accelerate the terms of certain payment arrangements sufficient to satisfy their proportionate share of any default on the $200.0 debentures of BRI.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

The Corporation is a guarantor of a 99-year lease arrangement related to the land on which the Bell Centre has been constructed. Annual lease payments in fiscal 2003 amounted to $2.2 and are based on prevailing interest rates and changes in the Consumer Price Index.

The Corporation is also subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

19 Pension and Benefits

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover certain employees. The majority of pension plans provide defined benefits. The Corporation also has postemployment benefit obligations for certain retired employees.

The components of the Corporation's benefit expense include the following:

	Pension Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Defined benefit plans				
Benefits earned during the year	**$ 11.2**	$ 8.5	**$ 1.9**	$ 1.5
Interest cost on benefit obligation	**52.8**	53.3	**7.0**	6.7
Return on plan assets	**(56.0)**	(57.1)	**-**	-
Other	**1.0**	0.3	**-**	-
	9.0	5.0	**8.9**	8.2
Defined contribution plans	**3.6**	3.9	**-**	-
Benefit expense - continuing operations	**$ 12.6**	$ 8.9	**$ 8.9**	$ 8.2

The actuarial determinations were based on the following assumptions in each year:

	2003	2002
Assumed discount rate – year end	**6.3%**	6.5%
Expected long-term rate of return on plan assets	**7.5%**	7.5%
Rate of increase in future compensation	**5.0%**	5.0%
Rate of increase in future government benefits	**2.5%**	2.5%

The health care cost trend rates used in 2003 were 7.0% for medical, which is reduced 0.5% per year until 2007, and 5.0% thereafter.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Pension and Benefits (cont'd)

The following information pertains to the Corporation's defined benefit pension plans and other benefit plans:

	Pension Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Plan obligation				
Accrued benefit obligation at beginning of year	**$ 824.4**	$ 786.3	**$ 108.0**	$ 96.4
Current service cost	**14.4**	12.7	**1.9**	1.5
Interest cost	**52.8**	53.3	**7.0**	6.7
Benefits paid	**(56.1)**	(75.4)	**(4.4)**	(4.2)
Actuarial losses and other costs	**27.2**	47.5	**4.6**	7.6
Balance, end of the year	**$ 862.7**	$ 824.4	**$ 117.1**	$ 108.0
Plan assets				
Market value at beginning of year	**$ 749.1**	$ 810.5	**$ –**	$ –
Actual return of plan assets	**(46.7)**	(17.1)	**–**	–
Employer contributions	**26.5**	26.9	**4.4**	4.2
Employee contributions	**3.2**	4.2	**–**	–
Benefits paid	**(56.1)**	(75.4)	**(4.4)**	(4.2)
Balance, end of the year	**$ 676.0**	$ 749.1	**$ –**	$ –
Plan surplus (deficit)				
Funded status	**$ (186.7)**	$ (75.3)	**$ (117.1)**	$ (108.0)
Unamortized net actuarial losses	**247.2**	118.1	**15.2**	10.1
Other unamortized past service costs	**4.0**	2.8	**–**	–
Other	**7.3**	6.8	**1.1**	1.2
Accrued benefit asset (liability)	**$ 71.8**	$ 52.4	**$ (100.8)**	$ (96.8)

As at March 31, 2003, eight of the Corporation's pension plans, included in the above table, had an unfunded obligation of $215.0 (2002 – $106.6) with an accrued benefit obligation of $824.1 (2002 – $768.6) and plan assets with a fair value of $609.1 (2002 – $662.0).

As at March 31, 2003, approximately 66% (2002 – 68%) of all pension plan assets were invested in equities and 34% (2002 – 32%) in fixed income securities.

20 Related Party Transactions

In the ordinary course of business, the Corporation enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. In Ontario and the western provinces, Molson Canada distributes its product and incurs distribution costs through sales to its equity-accounted provincial distribution companies.

Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $166.5 (2002 – $160.1) charged by the equity-accounted provincial distribution companies.

Included in accounts payable and accruals as at March 31, 2003 were amounts of $8.2 (2002 – $8.4) payable to the equity-accounted provincial distribution companies.



Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

21

Unrealized Translation Adjustments

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of foreign self-sustaining operations, resulted in a cumulative loss of $363.2 (2002 – $5.8) at March 31, 2003. The change in the current year reflects the relative strengthening during fiscal 2003 of the Canadian dollar against the Brazilian real.

22

Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or earnings before interest and income taxes ("EBIT"). Accounting policies relating to each segment are identical to those used for purposes of the consolidated financial statements. Management of net interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada	Brazil	United States	Consolidated
Revenues from external customers				
2003	**2,628.3**	**816.0**	**84.9**	**3,529.2**
2002	2,520.1	224.0	86.7	2,830.8
Inter-segment revenues				
2003	**41.2**	**–**	**–**	**41.2**
2002	32.6	–	–	32.6
EBIT				
2003	**485.4**	**37.2** (ii)	**(6.3)**	**516.3**
2002	330.4(i)	(2.9)	(5.7)	321.8
Assets				
2003	**2,567.8**	**1,185.1**	**161.7**	**3,914.6**
2002	2,529.7	1,816.4	160.2	4,506.3
Goodwill				
2003	**198.0**	**572.4**(iii)	**–**	**770.4**
2002	198.0	783.3(iii)	–	981.3
Amortization of capital assets				
2003	**44.7**	**20.0**	**0.2**	**64.9**
2002	47.2	7.4	–	54.6
Additions to capital assets				
2003	**65.5**	**20.3**	**0.1**	**85.9**
2002	74.0	1,446.2(iii)	0.4	1,520.6

(i) *Includes a provision for rationalization of $50.0.*
(ii) *Includes the gain on sale of 20% of Molson's operations in Brazil of $64.2 and a provision for rationalization of $63.5*
(iii) *See note 3.*

23

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.



Supplementary Information

Quarterly Consolidated Financial Information

			FISCAL 2003		
(Dollars in millions, except per share amounts)	June	September	December	March	Total
Sales and other revenues	$ 968.5	$ 953.3	$ 903.1	$ 704.3	$ 3,529.2
Brewing excise and sales taxes	281.7	267.7	261.8	202.8	1,014.0
Net sales revenue	686.8	685.6	641.3	501.5	2,515.2
Costs and expenses					
Cost of sales, selling and administrative costs	538.2	524.8	499.8	371.9	1,934.7
Gain on sale of 20% of operations in Brazil	(64.2)	–	–	–	(64.2)
Provisions for rationalization	63.5	–	–	–	63.5
	537.5	524.8	499.8	371.9	1,934.0
Earnings before interest, income taxes and amortization	149.3	160.8	141.5	129.6	581.2
Amortization of capital assets	18.9	15.8	16.3	13.9	64.9
Earnings before interest and income taxes	130.4	145.0	125.2	115.7	516.3
Net interest expense	24.3	21.4	23.9	25.8	95.4
Earnings before income taxes	106.1	123.6	101.3	89.9	420.9
Income tax expense	12.7	40.2	32.9	29.2	115.0
Earnings before minority interest	93.4	83.4	68.4	60.7	305.9
Minority interest	8.1	(0.1)	(1.4)	(0.1)	6.5
Earnings from continuing operations	101.5	83.3	67.0	60.6	312.4
Earnings from discontinued operations	–	–	–	–	–
Net earnings	$ 101.5	$ 83.3	$ 67.0	$ 60.6	$ 312.4
Basic net earnings per share:					
Continuing operations	$ 0.80	$ 0.66	$ 0.53	$ 0.48	$ 2.45
Discontinued operations	–	–	–	–	–
Total	$ 0.80	$ 0.66	$ 0.53	$ 0.48	$ 2.45
Diluted net earnings per share:					
Continuing operations	$ 0.78	$ 0.64	$ 0.52	$ 0.47	$ 2.41
Discontinued operations	–	–	–	–	–
Total	$ 0.78	$ 0.64	$ 0.52	$ 0.47	$ 2.41
Dividends	$ 0.10	$ 0.10	$ 0.11	$ 0.11	$ 0.42
Cash provided from operations before working capital and rationalization costs	$ 92.3	$ 101.9	$ 107.1	$ 68.8	$ 370.1
Weighted average outstanding shares *(millions)*					
Basic	127.5	127.1	127.2	127.3	127.3
Diluted	130.2	129.4	129.4	129.5	129.5

Supplementary Information

Quarterly Consolidated Financial Information

(Dollars in millions, except per share amounts)	FISCAL 2002 June	September	December	March	Total
Sales and other revenues	$ 758.9	$ 760.2	$ 692.4	$ 619.3	$ 2,830.8
Brewing excise and sales taxes	193.1	196.0	176.0	163.4	728.5
Net sales revenue	565.8	564.2	516.4	455.9	2,102.3
Costs and expenses					
Cost of sales, selling and administrative costs	448.0	435.2	417.9	374.8	1,675.9
Gain on sale of 20% of operations in Brazil	–	–	–	–	–
Provisions for rationalization	50.0	–	–	–	50.0
	498.0	435.2	417.9	374.8	1,725.9
Earnings before interest, income taxes and amortization	67.8	129.0	98.5	81.1	376.4
Amortization of capital assets	14.1	14.2	13.1	13.2	54.6
Earnings before interest and income taxes	53.7	114.8	85.4	67.9	321.8
Net interest expense	18.8	16.5	13.9	16.3	65.5
Earnings before income taxes	34.9	98.3	71.5	51.6	256.3
Income tax expense (recovery)	(0.2)	36.4	26.5	18.0	80.7
Earnings before minority interest	35.1	61.9	45.0	33.6	175.6
Minority interest	–	–	–	–	–
Earnings from continuing operations	35.1	61.9	45.0	33.6	175.6
Earnings from discontinued operations	–	2.0	–	–	2.0
Net earnings	$ 35.1	$ 63.9	$ 45.0	$ 33.6	$ 177.6
Basic net earnings per share:					
Continuing operations	$ 0.29	$ 0.52	$ 0.38	$ 0.28	$ 1.46
Discontinued operations	–	0.02	–	–	0.02
Total	$ 0.29	$ 0.54	$ 0.38	$ 0.28	$ 1.48
Diluted net earnings per share:					
Continuing operations	$ 0.29	$ 0.51	$ 0.37	$ 0.27	$ 1.43
Discontinued operations	–	0.02	–	–	0.02
Total	$ 0.29	$ 0.53	$ 0.37	$ 0.27	$ 1.45
Dividends	$ 0.09	$ 0.09	$ 0.10	$ 0.10	$ 0.38
Cash provided from operations before working capital and rationalization costs	$ 81.8	$ 70.5	$ 82.3	$ 57.7	$ 292.3
Weighted average outstanding shares *(millions)*					
Basic	119.6	119.7	119.8	121.1	120.1
Diluted	121.8	122.0	122.2	123.8	122.4

The above tables reflect a 2-for-1 stock split which took effect September 2001.





Ten Year Operating and Financial Record

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Operations *(Dollars in millions)*										
Sales and other revenues	**3,529.2**	2,830.8	2,483.4	2,375.0	1,962.8	937.7	855.3	848.0	859.6	859.3
Brewing excise and sales taxes	**1,014.0**	728.5	626.3	621.3	536.0	259.8	244.5	253.2	257.6	261.9
Net sales revenue	**2,515.2**	2,102.3	1,857.1	1,753.7	1,426.8	677.9	610.8	594.8	602.0	597.4
EBITDA	**581.2**	376.4	351.5	95.5	198.7	96.7	20.7	32.1	128.7	132.4
Amortization of capital assets	**64.9**	54.6	87.9	91.3	74.0	24.7	21.3	20.4	20.0	18.3
Net interest expense	**95.4**	65.5	68.7	72.5	55.9	3.5	9.6	27.4	31.9	33.9
Earnings (loss) before income taxes	**420.9**	256.3	194.9	(68.3)	68.8	68.5	(10.2)	(15.7)	76.8	80.2
Income tax expense (recovery)	**115.0**	80.7	57.7	(2.5)	37.8	23.1	(3.1)	15.3	18.4	22.0
Earnings (loss) before minority interest	**305.9**	175.6	137.2	(65.8)	31.0	45.4	(7.1)	(31.0)	58.4	58.2
Minority interest	**6.5**	–	–	–	–	–	–	–	–	–
Earnings (loss) from:										
Continuing operations	**312.4**	175.6	137.2	(65.8)	31.0	45.4	(7.1)	(31.0)	58.4	58.2
Discontinued operations	**–**	2.0	(3.3)	21.8	138.9	65.7	40.6	(274.5)	28.4	67.5
Net earnings (loss)	**312.4**	177.6	133.9	(44.0)	169.9	111.1	33.5	(305.5)	86.8	125.7
Cash provided from operations before working capital and rationalization costs [i]	**370.1**	292.3	232.0	211.7	166.7	80.1	88.3	66.2	43.3	188.2
Financial *(Dollars in millions)*										
Working capital	**(376.8)**	(374.8)	(186.0)	(146.3)	(120.2)	312.6	520.7	30.8	113.0	283.0
Current ratio	**0.5:1**	0.6:1	0.7:1	0.8:1	0.8:1	1.7:1	1.9:1	1.0:1	1.1:1	1.4:1
Additions to property, plant and equipment	**85.9**	72.4	57.1	53.7	58.7	31.9	21.6	25.7	20.1	73.5
Total assets	**3,914.6**	4,506.3	3,280.8	3,111.8	3,439.6	2,284.3	2,172.3	2,990.1	3,071.9	2,769.7
Long-term debt	**1,220.6**	1,746.1	1,204.4	1,111.9	1,221.5	511.1	436.0	848.7	480.2	440.0
Shareholders' equity	**1,033.0**	1,173.9	795.4	1,025.7	1,108.1	978.5	907.0	905.2	1,373.6	1,308.5
Return on shareholders' equity (average)	**28.3%**	18.0%	14.7%	(4.1)%	16.3%	11.9%	3.6%	(24.7)%	6.4%	10.2%
Net debt:equity ratio	**54:46**	59:41	59:41	52:48	52:48	34:66	n/m(ii)	48:52	26:74	25:75
Net interest coverage [iii]	**5.4:1**	4.9:1	3.8:1	0.1:1	2.2:1	20.6:1	(0.1):1	0.4:1	3.7:1	3.4:1
Per Share *(Dollars)* [iv]										
Net earnings (loss)	**2.45**	1.48	1.12	(0.37)	1.44	0.94	0.29	(2.64)	0.75	1.07
Net earnings (loss) from continuing ops	**2.45**	1.46	1.15	(0.56)	0.26	0.39	(0.06)	(0.27)	0.50	0.49
Dividends	**0.42**	0.38	0.36	0.36	0.36	0.36	0.36	0.36	0.36	0.36
Shareholders' equity	**8.12**	9.19	6.65	8.65	9.38	8.30	7.74	7.80	11.90	11.11
Other										
Number of shares outstanding (thousands) [iv]	**127,224**	127,724	119,534	118,558	118,074	117,884	117,214	116,120	115,464	117,792
Number of shareholders	**4,424**	4,467	4,507	4,779	4,945	5,042	5,236	5,352	5,682	5,948
Number of employees [iii]	**5,400**	5,900	3,800	3,600	3,900	3,900	4,300	4,000	4,300	4,400

[i] *Fiscal 1994 has not been restated to exclude discontinued operations*

[ii] *n/m = not meaningful (cash exceeded total debt by $145.4 million)*

[iii] *Excludes discontinued operations*

[iv] *After a 2-for-1 stock split which took effect in September 2001*

Senior Management


1


2


8


3


9


4


10


5


11


6


12


7


13

1- **Daniel J. O'Neill**
President and
Chief Executive Officer

2- **Peter L. Amirault**
Senior Vice President,
Business Development
and Innovation

3- **Brian Burden**
Executive Vice President and
Chief Financial Officer

4- **Robert Coallier**
President and
Chief Executive Officer,
Cervejarias Kaiser
and Executive Vice President,
Molson Inc.

5- **Bernard Cormier**
Senior Vice President,
Human Resources

6- **Raynald H. Doin**
President,
Quebec/Atlantic Region,
Molson Canada

7- **Michael S. Downey**
President,
Ontario/West Region,
Molson Canada

8- **Marie Giguère**
Senior Vice President,
Chief Legal Officer and
Secretary

9- **Patrick L. Kelley** (1)
Senior Vice President,
International Brewing Strategy

10- **Sylvia Morin**
Vice President,
Corporate Affairs

11- **Cathy Noonan**
Senior Vice President,
Global Costs

12- **David Perkins**
President,
Molson USA, LLC

13- **Gregory L. Wade**
Senior Vice President,
Quality Brewing

(1) *retiring June 2003*


31

Directors

Eric H. Molson (2, 3, 4)
Chairman of the Board
Molson Inc.

R. Ian Molson (1, 3, 4)
Deputy Chairman
Molson Inc.

Dr. L.I. Barber, C.C., S.O.M., LL.D. (1, 2, 5)
Corporate Director

Matthew W. Barrett, O.C. (1, 3, 4)
Group Chief Executive
Barclays PLC

Luc Beauregard, C.M. (2,5)
Chairman and Chief Executive Officer
NATIONAL Public Relations

Dr. Francesco Bellini, O.C. (2, 5)
Chairman and Chief Executive Officer
Neurochem Inc. and
Chairman
Picchio International Inc.

Daniel W. Colson (1, 4)
Vice Chairman
Hollinger International Inc.

Donald G. Drapkin (4)
Vice Chairman and Director
MacAndrews & Forbes Holdings Inc.

Luiz Otávio P. Gonçalves
Chief Executive Officer
Empresas Regon

Robert A. Ingram
Vice Chairman, Pharmaceuticals
GlaxoSmithKline

Stephen T. Molson (2, 5)
President
The Molson Foundation

David P. O'Brien
Chairman
EnCana Corporation

Daniel J. O'Neill (3)
President and Chief Executive Officer
Molson Inc.

H. Sanford Riley, C.M. (1, 5)
Corporate Director

James T. Black, F.C.A., C.M.
Honorary Chairman of the Board
Molson Inc.

Board of Directors' Committees

The Board of Directors maintains five standing committees.

1. **Audit and Finance Committee**

   The Audit and Finance Committee assists the Board in fulfilling its oversight responsibility of the Corporation's financial controls and reporting as well as its fiduciary duties with regard to the Corporation's compliance with financial covenants, legal and regulatory requirements in financial matters, public disclosure policy and financial risk management. It reviews the Corporation's annual consolidated financial statements, quarterly financial statements and management discussion and analysis and annual information form before they are submitted to the Board. It works jointly with the external auditors and management to develop the annual audit plan and recommendations on internal controls. The Committee meets with the Corporation's Auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management.

2. **Environment, Health and Safety Committee**

   The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas, and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents.

3. **Executive Committee**

   The Executive Committee acts on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session.

4. **Human Resources and Corporate Governance Committee**

   The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable Director candidates; setting Directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation.

   In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

5. **Pension Fund Committee**

   The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

Shareholder Information

Registered and Executive Office
1555 Notre-Dame Street East,
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786

Registrar and Transfer Agent
CIBC Mellon Trust Company,
Halifax, Montreal, Toronto, Winnipeg,
Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Stock Dividend Plan
Under the Corporation's Optional Stock Dividend Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A" non-voting shares instead of cash. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

Fiscal 2004 Key Dates
Fiscal year-end March 31, 2004. Interim Reports to Shareholders are scheduled for mailing in August and November 2003 and February 2004.

Annual Meeting
The Annual Meeting of Shareholders will be held in the John-Molson Room, located at 1670 Notre-Dame Street East, Montreal, Quebec on Thursday, June 19, 2003 at 11:00 a.m. Eastern Daylight Time.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

Investor Relations, Molson Inc.,
1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5
investor.relations@molson.com

Duplicate Annual Reports
Some registered holders of shares of Molson Inc. may receive more than one copy of shareholder information mailings such as this Annual Report. While every effort is made to avoid duplication, if securities of the same class are registered in different names and/or addresses, multiple copies are forwarded. Shareholders receiving more than one copy are requested to write to the Investor Relations Coordinator so that arrangements may be made to avoid duplicate mailings. The Annual Report is also available on line at www.molson.com.

Rapport annuel
Si vous désirez recevoir un exemplaire français de ce rapport annuel, veuillez vous adresser à la coordonnatrice, Relations avec les investisseurs, 1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5.

Gagnon, Carole

From: Gagnon, Carole
Sent: June 10, 2003 15:56
To: 'denise.fredette@tsx.com'
Subject: FW: Form 1 - Change in Outstanding and Reserved Securities - May 2003

-----Original Message-----
From: Gagnon, Carole
Sent: June 10, 2003 15:48
To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'
Subject: Form 1 - Change in Outstanding and Reserved Securities - May 2003

Please find attached the above report for the month of MAY 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards .


TSE - 03-May - MOLA.doc (590 K...


TSE - 03-May - MOLB.doc (142 K...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

(35)

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,104,245**
ADD:	Stock Options Exercised	344,260	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	1,298	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,449,803**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	***Share Purchase Plans and / or Agreement(s)***	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**890,654**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**890,654**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,344,593**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
02-May-2003	John K. Aitken	02-May-2013	$32.31	6,000
02-May-2003	Eduundo Albers	02-May-2013	$32.31	3,500
02-May-2003	Peter Amirault	02-May-2013	$32.31	18,000
02-May-2003	Robert Andru	02-May-2013	$32.31	3,500
02-May-2003	Jeff B. Armstrong	02-May-2013	$32.31	1,500
02-May-2003	Keith Armstrong	02-May-2013	$32.31	1,000
02-May-2003	Wayne Arsenault	02-May-2013	$32.31	13,500
02-May-2003	Mark Askin	02-May-2013	$32.31	2,500
02-May-2003	Robert Assimakopoulos	02-May-2013	$32.31	5,000
02-May-2003	John Bailey (Mtl)	02-May-2013	$32.31	6,000
02-May-2003	Barry Baim	02-May-2013	$32.31	3,500
02-May-2003	Gregory Barbour	02-May-2013	$32.31	1,000
02-May-2003	David Baskin	02-May-2013	$32.31	5,000
02-May-2003	Yannick Beaudoin	02-May-2013	$32.31	3,500
02-May-2003	Joseph I. Bergstein	02-May-2013	$32.31	10,000
02-May-2003	Pierre Berthiaume	02-May-2013	$32.31	1,000
02-May-2003	Brian Bidulka	02-May-2013	$32.31	8,000
02-May-2003	J. Peter Bombaci	02-May-2013	$32.31	1,000
02-May-2003	Fernando Borges	02-May-2013	$32.31	7,000
02-May-2003	Steven James Breen	02-May-2013	$32.31	8,000
02-May-2003	Paul Brennan	02-May-2013	$32.31	4,000
02-May-2003	Rosaire Brisson	02-May-2013	$32.31	1,000
02-May-2003	Claude Brière	02-May-2013	$32.31	2,500
02-May-2003	Brian Brocklehurst	02-May-2013	$32.31	8,000
02-May-2003	Kelly L. Brown	02-May-2013	$32.31	1,500
02-May-2003	Daniel Brown	02-May-2013	$32.31	3,000
02-May-2003	John Buckley	02-May-2013	$32.31	1,400
02-May-2003	Andrew Bulmer	02-May-2013	$32.31	2,000
02-May-2003	Brian Burden	02-May-2013	$32.31	35,000
02-May-2003	Ingrid Button	02-May-2013	$32.31	3,000
02-May-2003	Mike Butts	02-May-2013	$32.31	1,000
02-May-2003	Sarah Carroll	02-May-2013	$32.31	1,000
02-May-2003	Albert Cheng	02-May-2013	$32.31	900
02-May-2003	Robert Cholette	02-May-2013	$32.31	7,000
02-May-2003	Robert Coallier	02-May-2013	$32.31	45,000
02-May-2003	Kathleen Collins	02-May-2013	$32.31	2,500
02-May-2003	Rosa Colucci	02-May-2013	$32.31	1,000
02-May-2003	Bernard Cormier	02-May-2013	$32.31	15,000
02-May-2003	Frank Coschignano	02-May-2013	$32.31	1,000
02-May-2003	Donna Cribbett	02-May-2013	$32.31	2,000
02-May-2003	Michael Crone	02-May-2013	$32.31	1,500
02-May-2003	Daniel Crummell	02-May-2013	$32.31	1,400
02-May-2003	Vito Culmone	02-May-2013	$32.31	7,500
02-May-2003	Isabelle Côté	02-May-2013	$32.31	1,000
02-May-2003	Rogerio Fellipe Da Silva	02-May-2013	$32.31	7,000
02-May-2003	Danielle Dagenais	02-May-2013	$32.31	4,000
02-May-2003	Fadi Dagher	02-May-2013	$32.31	5,000
02-May-2003	Judy Davey	02-May-2013	$32.31	4,000
02-May-2003	Jennifer Davidson	02-May-2013	$32.31	2,500
02-May-2003	Luiz De Mattos	02-May-2013	$32.31	3,000
02-May-2003	Nathalie Delisle	02-May-2013	$32.31	1,500

02-May-2003	Gordon Dennis	02-May-2013	$32.31	1,500
02-May-2003	Ferg Devins	02-May-2013	$32.31	6,500
02-May-2003	Raynald H. Doin	02-May-2013	$32.31	21,000
02-May-2003	Normand Dominique	02-May-2013	$32.31	2,500
02-May-2003	Frank Doseger	02-May-2013	$32.31	3,500
02-May-2003	Ian A. Douglas	02-May-2013	$32.31	3,000
02-May-2003	Michael S. Downey	02-May-2013	$32.31	21,000
02-May-2003	Louise Dumas	02-May-2013	$32.31	3,000
02-May-2003	Philippe P. Duval	02-May-2013	$32.31	8,075
02-May-2003	Frédéric Déry	02-May-2013	$32.31	750
02-May-2003	Paul Einarson	02-May-2013	$32.31	2,500
02-May-2003	Marcio Ferreira	02-May-2013	$32.31	7,000
02-May-2003	Sharon Fligel	02-May-2013	$32.31	1,000
02-May-2003	Kevin Foley	02-May-2013	$32.31	750
02-May-2003	Serge Fortier	02-May-2013	$32.31	3,000
02-May-2003	Ian Freedman	02-May-2013	$32.31	10,000
02-May-2003	Dave Gagnon	02-May-2013	$32.31	1,000
02-May-2003	Madeleine Gagnon	02-May-2013	$32.31	2,000
02-May-2003	Flavio Galiano	02-May-2013	$32.31	3,500
02-May-2003	Douglas Gallagher	02-May-2013	$32.31	1,500
02-May-2003	Thierry Garrier	02-May-2013	$32.31	1,000
02-May-2003	Marie Giguère	02-May-2013	$32.31	15,000
02-May-2003	Andrew Gomes	02-May-2013	$32.31	3,500
02-May-2003	Neale Graham	02-May-2013	$32.31	750
02-May-2003	Randy Grant	02-May-2013	$32.31	750
02-May-2003	Christine Greco	02-May-2013	$32.31	1,875
02-May-2003	Paul J. Guerriero	02-May-2013	$32.31	1,500
02-May-2003	Thomas A. Gunter	02-May-2013	$32.31	9,000
02-May-2003	Anne Marie Halpin	02-May-2013	$32.31	6,500
02-May-2003	Frederik Havel	02-May-2013	$32.31	1,000
02-May-2003	Rene Holt	02-May-2013	$32.31	1,000
02-May-2003	John Hood	02-May-2013	$32.31	6,000
02-May-2003	Helene Houthoofd	02-May-2013	$32.31	750
02-May-2003	Gregory Hrycyk	02-May-2013	$32.31	500
02-May-2003	Roy W. Hryn	02-May-2013	$32.31	6,000
02-May-2003	Andrea Hunt	02-May-2013	$32.31	3,000
02-May-2003	Michel M. Hétu	02-May-2013	$32.31	2,000
02-May-2003	Charles Jourdain	02-May-2013	$32.31	10,000
02-May-2003	Anneliese C. Kabisch	02-May-2013	$32.31	2,500
02-May-2003	George Kakaletris	02-May-2013	$32.31	2,500
02-May-2003	Strat Kane	02-May-2013	$32.31	2,500
02-May-2003	David Klaassen	02-May-2013	$32.31	3,000
02-May-2003	Deborah Komlodi	02-May-2013	$32.31	1,000
02-May-2003	Cezary Lucas Krynicki	02-May-2013	$32.31	1,000
02-May-2003	Daniel Laforte	02-May-2013	$32.31	3,000
02-May-2003	Sean Lanigan	02-May-2013	$32.31	1,000
02-May-2003	Steve Laurin	02-May-2013	$32.31	3,000
02-May-2003	Martin Leclerc	02-May-2013	$32.31	3,500
02-May-2003	Sylvie Leduc	02-May-2013	$32.31	8,000
02-May-2003	Alain Leonard	02-May-2013	$32.31	1,500
02-May-2003	Robert Leprich	02-May-2013	$32.31	2,500
02-May-2003	Martin Levesque	02-May-2013	$32.31	1,000
02-May-2003	Donald Lizotte	02-May-2013	$32.31	2,500
02-May-2003	Edward E. Lovekin	02-May-2013	$32.31	4,000
02-May-2003	Bruce Lowe	02-May-2013	$32.31	1,000
02-May-2003	Sylvie Lévesque	02-May-2013	$32.31	2,500
02-May-2003	Chris J. MacLean	02-May-2013	$32.31	1,500
02-May-2003	Benoit Maillette	02-May-2013	$32.31	3,000
02-May-2003	Paulo Marangon	02-May-2013	$32.31	3,500
02-May-2003	Nathalie Masse	02-May-2013	$32.31	1,000
02-May-2003	Dennis Massicotte	02-May-2013	$32.31	1,500
02-May-2003	Scott Matheson	02-May-2013	$32.31	1,500
02-May-2003	Ricardo M. de A. Mayer	02-May-2013	$32.31	10,000
02-May-2003	Jo-Ann McArthur	02-May-2013	$32.31	9,000

(38)

02-May-2003	Patrick McEleney	02-May-2013	$32.31	2,500
02-May-2003	Deidre McGrath	02-May-2013	$32.31	5,000
02-May-2003	Brian McLoughlin	02-May-2013	$32.31	2,500
02-May-2003	Eduardo Mengozi	02-May-2013	$32.31	2,500
02-May-2003	Paul Miller	02-May-2013	$32.31	2,500
02-May-2003	David Minnett	02-May-2013	$32.31	2,000
02-May-2003	Wander Miranda	02-May-2013	$32.31	2,000
02-May-2003	Richard Moisan	02-May-2013	$32.31	1,000
02-May-2003	Geoffrey E. Molson	02-May-2013	$32.31	8,000
02-May-2003	Jason S. Moore	02-May-2013	$32.31	6,500
02-May-2003	Patricia Moran	02-May-2013	$32.31	2,000
02-May-2003	Sylvia Morin	02-May-2013	$32.31	10,000
02-May-2003	Catherine M. Noonan	02-May-2013	$32.31	15,000
02-May-2003	Jean Novak	02-May-2013	$32.31	3,000
02-May-2003	Christopher A. Nunes	02-May-2013	$32.31	1,000
02-May-2003	Robert G. Patterson	02-May-2013	$32.31	1,000
02-May-2003	Julio C. Pedro	02-May-2013	$32.31	20,000
02-May-2003	Daniel Pelland	02-May-2013	$32.31	8,500
02-May-2003	David Perkins	02-May-2013	$32.31	25,000
02-May-2003	Michele Phillips	02-May-2013	$32.31	1,500
02-May-2003	Mark Porter	02-May-2013	$32.31	8,000
02-May-2003	Marcus Porto	02-May-2013	$32.31	10,000
02-May-2003	Robert Presseau	02-May-2013	$32.31	10,000
02-May-2003	Stuart B. Preston	02-May-2013	$32.31	3,000
02-May-2003	Denis Racette	02-May-2013	$32.31	1,000
02-May-2003	Philippe Rainville	02-May-2013	$32.31	8,000
02-May-2003	Gustavo Horta Ramos	02-May-2013	$32.31	8,000
02-May-2003	Amir Remtulla	02-May-2013	$32.31	1,000
02-May-2003	Flora Ricci	02-May-2013	$32.31	3,000
02-May-2003	Daniel Rivard	02-May-2013	$32.31	1,500
02-May-2003	Michel Robitaille	02-May-2013	$32.31	8,000
02-May-2003	André L. Rodrigues	02-May-2013	$32.31	10,000
02-May-2003	Michael G. Ross	02-May-2013	$32.31	5,000
02-May-2003	Roger Savage	02-May-2013	$32.31	1,000
02-May-2003	Brigitte Savoie	02-May-2013	$32.31	750
02-May-2003	Ben Schwartz	02-May-2013	$32.31	7,000
02-May-2003	Alain Senecal	02-May-2013	$32.31	3,000
02-May-2003	Hari Sihvo	02-May-2013	$32.31	2,500
02-May-2003	Gregory Smith	02-May-2013	$32.31	3,000
02-May-2003	H. Bruce Smith	02-May-2013	$32.31	1,000
02-May-2003	Michael C. Smith	02-May-2013	$32.31	4,000
02-May-2003	Peter Smith	02-May-2013	$32.31	1,500
02-May-2003	Stephen Smith	02-May-2013	$32.31	3,500
02-May-2003	Debra Kavchak Taylor	02-May-2013	$32.31	1,000
02-May-2003	Daniel Thiemann	02-May-2013	$32.31	2,700
02-May-2003	Armand Thompson	02-May-2013	$32.31	6,500
02-May-2003	C. Richard Tousaw	02-May-2013	$32.31	2,000
02-May-2003	Marieke Tremblay	02-May-2013	$32.31	3,500
02-May-2003	Danielle Trudeau	02-May-2013	$32.31	2,500
02-May-2003	François Trudel	02-May-2013	$32.31	1,500
02-May-2003	Mario Vaillancourt	02-May-2013	$32.31	1,000
02-May-2003	Jonas Vieira	02-May-2013	$32.31	3,000
02-May-2003	Gregory L. Wade	02-May-2013	$32.31	21,000
02-May-2003	Brent Walker	02-May-2013	$32.31	2,500
02-May-2003	Eric J. Wallace	02-May-2013	$32.31	2,500
02-May-2003	Laura Warren	02-May-2013	$32.31	2,500
02-May-2003	Nicola Webb	02-May-2013	$32.31	8,000
02-May-2003	Kristian Young	02-May-2013	$32.31	750
02-May-2003	David Zajdlik	02-May-2013	$32.31	500
			SUBTOTAL	**821,600**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
23-May-2003	Dr. Lloyd I. Barber	07-Jul-1993	$11.44	3,000
29-May-2003	Matthew W. Barrett	07-Jul-1993	$11.44	10,000
16-May-2003	Emerson J. Arnett	13-May-1998	$13.70	33,000
16-May-2003	Emerson J. Arnett	13-May-1998	$13.70	2,000
26-May-2003	Raynald H. Doin	11-May-1999	$11.28	10,000
27-May-2003	Raynald H. Doin	11-May-1999	$11.28	10,000
27-May-2003	Raynald H. Doin	11-May-1999	$11.28	13,300
28-May-2003	Raynald H. Doin	11-May-1999	$11.28	34
23-May-2003	David Perkins	11-May-1999	$11.28	16,000
27-May-2003	David Perkins	11-May-1999	$11.28	12,000
28-May-2003	David Perkins	11-May-1999	$11.28	5,334
29-May-2003	Blair A. Shier	11-May-1999	$11.28	33,334
26-May-2003	Brian Brocklehurst	07-Sep-1999	$12.52	6,750
14-May-2003	Keith Gilbert	07-Sep-1999	$12.52	750
12-May-2003	Patrick L. Kelley	07-Sep-1999	$12.52	9,000
14-May-2003	Robert Coallier	20-Apr-2000	$12.18	83,333
28-May-2003	Jason S. Moore	04-May-2000	$12.69	500
26-May-2003	John Bailey (Mtl)	27-Jun-2000	$14.04	8,500
26-May-2003	Brian Brocklehurst	27-Jun-2000	$14.04	8,500
14-May-2003	Jean Béliveau	27-Jun-2000	$14.04	3,000
26-May-2003	Alister Archibald	18-May-2001	$22.50	3,250
23-May-2003	Stuart Ballantyne	18-May-2001	$22.50	500
12-May-2003	Brian Bidulka	18-May-2001	$22.50	2,000
27-May-2003	Brian Bidulka	18-May-2001	$22.50	2,000
23-May-2003	Brian Bidulka	18-May-2001	$22.50	2,500
27-May-2003	Larry A. Boughton	18-May-2001	$22.50	2,000
23-May-2003	John Buckley	18-May-2001	$22.50	1,000
27-May-2003	Bonnie Bunting	18-May-2001	$22.50	1,000
28-May-2003	Serge Cavanagh	18-May-2001	$22.50	1,000
30-May-2003	Wayne Cheeseman	18-May-2001	$22.50	3,500
27-May-2003	Rosa Colucci	18-May-2001	$22.50	500
23-May-2003	Normand Dominique	18-May-2001	$22.50	750
13-May-2003	Ian A. Douglas	18-May-2001	$22.50	1,500
29-May-2003	Louise Dumas	18-May-2001	$22.50	1,750
23-May-2003	Philippe P. Duval	18-May-2001	$22.50	4,500
26-May-2003	Serge Fortier	18-May-2001	$22.50	1,750
29-May-2003	Madeleine Gagnon	18-May-2001	$22.50	1,750
27-May-2003	Paul J. Guerriero	18-May-2001	$22.50	1,000
27-May-2003	Paul J. Guerriero	18-May-2001	$22.50	1,000
30-May-2003	Gregory Hrycyk	18-May-2001	$22.50	750
26-May-2003	Roy W. Hryn	18-May-2001	$22.50	4,000
26-May-2003	Neil Kerr	18-May-2001	$22.50	750
12-May-2003	Edward E. Lovekin	18-May-2001	$22.50	2,000
27-May-2003	Peter Marrin	18-May-2001	$22.50	2,000
28-May-2003	Jason S. Moore	18-May-2001	$22.50	1,750
28-May-2003	Jean Novak	18-May-2001	$22.50	1,250
28-May-2003	Christopher A. Nunes	18-May-2001	$22.50	600
29-May-2003	Christopher A. Nunes	18-May-2001	$22.50	25
12-May-2003	Michele Phillips	18-May-2001	$22.50	750
26-May-2003	Michele Phillips	18-May-2001	$22.50	750
27-May-2003	Denis Racette	18-May-2001	$22.50	1,000
23-May-2003	Philippe Rainville	18-May-2001	$22.50	4,500
23-May-2003	Michel Robitaille	18-May-2001	$22.50	3,500
30-May-2003	Lorna J. Scott-Haas	18-May-2001	$22.50	500
28-May-2003	Alain Senecal	18-May-2001	$22.50	2,500
27-May-2003	Hari Sihvo	18-May-2001	$22.50	1,500
23-May-2003	Robert G. Singleton	18-May-2001	$22.50	2,500
28-May-2003	C. Richard Tousaw	18-May-2001	$22.50	2,000
27-May-2003	Marieke Tremblay	18-May-2001	$22.50	1,250

23-May-2003	François Trudel	18-May-2001	$22.50	750
26-May-2003	Eric J. Wallace	18-May-2001	$22.50	800
14-May-2003	Jean Béliveau	27-Jun-2001	$23.34	2,000
12-May-2003	Pierre Toth	27-Jun-2001	$23.34	3,500
12-May-2003	Ben Schwartz	30-Jan-2002	$27.42	1,750
			SUBTOTAL	**(344,260)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) *If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.*

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
30-May-2003	Rimas (Ray) Sriubiskis	18-May-2001	30-May-2013	$22.50	1,000
24-Apr-2003	Andre Salles	10-May-2002	10-May-2012	$36.79	10,000
				SUBTOTAL	**(11,000)**

Stock Option Outstanding — Closing Balance	**5,810,933**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,853,438**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(344,260)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,509,178**

All information reported in this Form is for the month of **MAY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME *Carole Gagnon*

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE June 10, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,469,018**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(1,298)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,447,720**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

(42)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **MAY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE June 10, 2003

Speaking Notes for E. H. Molson

Annual General Meeting

Thursday, June 19, 2003

Bonjour Mesdames et messieurs et bienvenue à cette assemblée annuelle des actionnaires de Molson. Cette année Molson rediffuse son assemblée d'actionnaires via le site de Molson.com sur le Web afin d'en faciliter l'accès au plus grand nombre d'employés, investisseurs, partenaires et autres intéressés. Alors je souhaite la bienvenue à ceux et celles qui nous écoutent d'ailleurs.

(pause)

In Fiscal 2003, Molson delivered a record financial performance with

- net sales of $2.5 billion, up 20% over last year,
- volume of 23.1 million hectoliters, up 61%,



- operating profit of $516 million, up 39%, and
- net earnings of $312 million, a 76% improvement over last year.

The drive to remain one of the top performing brewers in the world has produced results beyond our expectations. And for the fourth consecutive year Molson has delivered on its commitments and exceeded its targets quarter after quarter.

In Canada, Molson remained focused on building profitable market share for core brands. In addition, the Corporation made significant strides in operational improvements.

In Brazil, where Molson is the second largest brewer, Bavaria and Kaiser operations were

merged and the new organization gave itself a three year plan to drive profitable growth.

Fiscal 2003 was also a milestone year for our US operations. After three years of constant efforts to stem declining sales and volume, Molson USA delivered growth in sales and volume.

I will let Dan O'Neill do the honours of explaining in more detail the achievements and challenges of each one of our geographic regions.

Au cours de l'année fiscale 2003, on a tourné une page dans l'histoire de la Compagnie Molson avec le décès du Sénateur Hartland de Montarville Molson. Le sénateur a joué un rôle important dans la progression de l'entreprise. Durant cinquante ans, Hartland Molson a veillé au grain en occupant les postes de Président,

Président du Conseil et Président honoraire du Conseil.

Il a dirigé la Société pendant une période de croissance phénoménale, durant laquelle Molson a établi des installations de brassage dans l'Ouest et dans l'est du pays. Il a contribué de façon marquée à l'établissement de la marque Molson et doit être considéré un des architectes de ce qu'est devenue Molson aujourd'hui.

Il était un visionnaire et un homme de principe qui sera regretté par l'ensemble de la famille Molson "élargie".

Fiscal 2003 was also a very busy year for the Board of Directors. Molson initiated a process that will benchmark the Board and corporate



governance practices against best practices in Canada and internationally.

The Molson Board already has a number of best practices in place. For example,

- it is constituted of a majority of unrelated directors,
- the roles of CEO and Chairman are separated among two executives (since the mid- 1950s)
- and members of management do not sit on any Board committees except the Executive Committee.

Schedule B of the Management Proxy Circular – goes into further detail as to how Molson complies with best practices in corporate governance. Furthermore, Molson has consulted with outside, international experts to validate its corporate governance practices.



The Board will continue to review and analyze corporate governance issues, while maintaining Molson's long-term vision top of mind. In this respect, shareholders should feel confident that Molson is managing and growing the business in a manner that ensures that shareholders' interests are well represented and defended.

Maintenant, passons au point 5 de l'ordre du jour.



Continuing to Deliver

Annual General Meeting of Shareholders

Fiscal 2003

F'03 Performance

	F'01	F'02	F'03
Volume	+2.6%	+21.0%	+61%
Revenue	+5.0%	+13.0%	+20%
Gross Margin	+3.6%	+1.4%	+2.8%
EBIT	+14.7%	+23.0%	+39%
Cash Flow	+9.6%	+26.0%	+27%
EVA	+$33.4M	+$34.4M	+$12.0M
EPS	$1.19	$1.62	$2.21
EPS Growth	30.9%	36.1%	+36%

AGM '03







The Company has a clear, concise vision:
To remain as one of the best performing beer companies in the world, as measured by . . .
Long Term Return to Shareholders
AGM '03
2



Performance vs. Vision
Share Price FY 2001
80%
60%
40%
20%
0%
-20%
-40%
74.0%
50.9%
47.6%
43.7%
36.3%
18.7%
10.6%
5.7%
4.9%
1.4%
-2.4%
-11.1%
-17.0%
-20.4%
-21.1%
-25.9%
Molson
Carlsberg
Anheuser-Busch
AmBev
Adolph Coors
Lion Nathan
Grupo Modelo
Scottish & Newcastle
Cervecerias Unidas
Foster's Group
Heineken
Quilmes
SAB Miller
San Miguel
FEMSA
Interbrew *
* as of quarter end December 2000
AGM '03
3


52


Performance vs. Vision
Share Price FY 2002
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
57.1%
32.8%
24.6%
13.7%
9.1%
8.5%
8.4%
8.2%
7.8%
3.1%
-1.7%
-2.5%
-16.4%
-16.5%
-36.6%
-45.8%
Molson
FEMSA
Lion Nathan
Anheuser-Busch
San Miguel
Interbrew
Scottish & Newcastle
Grupo Modelo
SAB Miller
Adolph Coors
Foster's Group
Heineken
AmBev
Carlsberg
Cervecerias Unidas
Quilmes
AGM '03
4


Performance vs. Vision
Share Price FY 2003
30%
20%
10%
0%
-10%
-20%
-30%
-40%
23.7%
16.3%
7.7%
4.6%
-5.4%
-9.9%
-10.4%
-10.7%
-11.9%
-14.9%
-20.6%
-24.9%
-26.7%
-28.1%
-29.4%
-32.8%
Lion Nathan
San Miguel
Foster's Group
Molson
CCU
Heineken
SAB Miller
Anheuser Busch
Carlsberg
AmBev
Grupo Modelo
Quilmes
Interbrew
Adolph Coors
FEMSA
Scottish & Newcastle
AGM '03
5


Performance vs. Vision
Share Price CY 2003 to date
140%
120%
100%
80%
60%
40%
20%
0%
-20%
119.4%
34.3%
30.8%
22.1%
16.7%
15.3%
13.0%
10.9%
Quilmes
AmBev
Molson
Lion Nathan
Foster's Group
FEMSA
Cervecerias Unidas
Anheuser-Busch
Heineken
South African Breweries
Grupo Modelo
Interbrew
Carlsberg
Scottish & Newcastle
San Miguel
Adolph Coors
AGM '03


Focus remains on five specific objectives
Objectives
Enablers
Grow EBIT 14.5% Annually
Grow Market Share Annually
Grow Volume 4% to 5% Annually
Organization Renewal
Improve Quality
AGM '03




Four main strategies to deliver objectives
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
Carlsberg
Heineken

Strong gains and room to grow

EBITDA/Net Sales

	F'99	F'00	F'01	F'02	F'03
Molson	18.0%	18.3%	18.9%	20.3%	23.1%
AmBev	19.2%	21.1%	28.7%	30.5%	36.9%
Anheuser-Busch	25.5%	25.9%	26.4%	27.6%	28.2%
Interbrew	24.0%	23.3%	21.2%	21.0%	21.0%
Heineken	16.5%	17.2%	17.1%	17.5%	17.6%
Coors	11.8%	12.1%	12.2%	12.2%	13.5%

* Fiscal years aligned for comparability

AGM '03

9


The second strategy is
to achieve
Shareholder/Employee
Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser
Busch
Carlsberg
Heineken


Global Costs

F'00 original goal to save $100M in costs over three years

F'01 to F'03 Cost Savings

$M	P100 Original	P150 Delivered
Capacity utilization	36	34
Procurement	19	49
Distribution	15	21
Organization	30	33
Marketing and sales	0	13
Total	100	150


56


Continuous quest to reach global cost standards
Global Costs
AGM

$M	F'04 to F'06 P100 Original	F'04 to F'06 P125 Extended
Capacity utilization	29	41
Procurement	24	35
Distribution	40	40
Organization	9	9
Total	102	125


The third strategy – do the homework required
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
Carlsberg
Heineken

Strong strategic focus: detailed, challenging work

Strategic Bases

- Review of Canada – April to July 1999
- Review of USA – October to December 1999
- Review of International – April to November 2000
- Review of USA – January to April 2002
- Review of Global Brewing – August to December 2001
- Review of Canada – April to July, 2002
- Review of Brazil – April to July, 2002
- Revisit International – April to September 2003

AGM '03




The fourth and most determining strategy
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
Carlsberg
Heineken


58


Profitable Growth

1. U.S. Business Priorities

a. Create momentum on Molson Canadian, while slowing Ice and Golden losses
   - Molson Canadian brands up 39%

b. Build a distributor network engaged in growing Molson
   - Network alignment with Coors up to 73% (56% LY)

c. Pursue high potential expansion markets
   - California – 18% of US import segment
   - Florida – 6% of US import segment



AGM '03 16

2. Brazil a major growth opportunity for Molson

Profitable Growth

	Canada	Brazil
Market size (hl)	20M	84M
Market growth	0% to 1%	2% to 3%
Relative to the world	#15	#4
Market value (NSR)	4,500M	3,800M
Profit pool (EBIT)	920M	850M



AGM '03 17



EBIT potential – Brazil



Distribution improvements and price are major opportunities

Distribution

- Review completed by region on size of opportunity
- Review completed on value of beer in system
- Approach testing in trial markets

Price

- Price increases
  8% in July – 10-12% in December/January – 4% in April
- Volume softened, but improving
- Matching AmBev provides +C$100M

Profitable Growth



AGM '03 18

Projeto Cem becomes Projeto Duzentos

	F'03 to F'05 Cost Savings	
R$M	P.Cem	P.Duzentos
	Original	Extended
Capacity utilization	20	43
Procurement	23	53
Distribution	16	20
Organization	14	60
Revenue synergies	27	24
Total	100	200

Projeto Cem delivered over R$70M in costs savings in its first year and is now targeting to double by F'05

Profitable Growth



AGM '03 19





3. Business development and product innovation
Business Development
Innovation
Acquisition opportunities
Joint ventures
Export initiatives
New products
New packages
New services
Principally outside Canada, larger in scope
Principally in Canada, market ready products/ concepts
Profitable Growth
AGM '03
20



Canadian beer category segmentation
Segment Share[1] Growth[2] Molson Brands
Super Premium
Import 7% 24% Partners: Heineken, Corona
Domestic 6% 8% Owned: Rickard's
Premium 54% -2% Owned: Canadian, Dry, Export
Light 13% 6% Partner: Coors
Value 18% -1% Owned: Carling & others
[1] Share of overall packaged beer volume in F'03
[2] 3-yr packaged beer volume CAGR
Profitable Growth
AGM '03
21




New Canadian Light
can and secondary packaging
MOLSON
CANADIAN
LIGHT
AGM '03
22


Molson Ex Light,
the light beer with taste
MOLSON
EX
LIGHT
AGM '03
23




A MARCA
BAVARIA
24

Conceptually, long term EBIT performance

	F'00	F'01	F'02	F'03	F'04	F'05	F'06	F'07
Canada	Major driving force							
Brazil						Building up over time		
USA							Driving additional power	

EBIT emphasis will switch over time.

AGM '03

25





Are we content ?

There is still lots to achieve.



AGM '03 26

Strong gains and room to grow

	EBITDA/Net Sales				
	F'99	F'00	F'01	F'02	F'03
Molson	18.0%	18.3%	18.9%	20.3%	23.1%
AmBev	19.2%	21.1%	28.7%	30.5%	36.9%
Anheuser-Busch	25.5%	25.9%	26.4%	27.6%	28.2%
Interbrew	24.0%	23.3%	21.2%	21.0%	21.0%
Heineken	16.5%	17.2%	17.1%	17.5%	17.6%
Coors	11.8%	12.1%	12.2%	12.2%	13.5%

* Fiscal years aligned for comparability

AGM '03 27




M
1786
Continuing to Deliver

217TH ANNUAL MEETING OF SHAREHOLDERS

AT THE MOLSON BREWERY, 1670 NOTRE-DAME STREET EAST, MONTREAL, QUEBEC, ON **WEDNESDAY, JUNE 19TH, 2003**, AT 11:00 O'CLOCK IN THE FORENOON (EDT).

1. MEETING CALLED TO ORDER

Mr. E. H. Molson, Chairman of the Board, gave his opening remarks and then called the meeting to order.

2. CHAIRMAN'S INTRODUCTION AND APPOINTMENT OF SECRETARY

The Chairman introduced himself, Mr. Daniel J. O'Neill, President and Chief Executive Officer, Mr. Brian Burden, Executive Vice President and Chief Financial Officer and Ms. Marie Giguère, Senior Vice President, Chief Legal Officer and Secretary. The Chairman advised that the Secretary of the Corporation would act as Secretary of the meeting. He then introduced the Directors and acknowledged the former Directors present at the meeting.

3. NOTICE OF MEETING

The Chairman stated that CIBC Mellon Trust Company had confirmed the mailing to shareholders of the Notice of this meeting and related Management Proxy Circular, appropriate forms of proxy, and the 2003 Annual Report, and advised that additional copies were available at the meeting.

4. APPOINTMENT OF SCRUTINEERS, REPORT OF ATTENDANCE, MEETING REGULARLY CONSTITUTED

The Chairman advised that Ms. Jeannine Rigon and Mr. Ronald Bourdon of CIBC Mellon Trust Company were acting as scrutineers, and that they had provided their interim report stating that in excess of 72% of the Class "A" shares and 70% of the Class "B" shares were represented at the meeting in person or by proxy so that the necessary quorum was present. He then declared the meeting to be properly constituted for the transaction of business.

5. MINUTES OF LAST MEETING OF SHAREHOLDERS

The Chairman tabled the minutes of the last meeting of shareholders held in Montreal, Quebec on June 19, 2002, advising that the minutes were available for inspection at the table located at the back of the room, should anyone wish to see them.

6. PRESENTATION OF ANNUAL REPORT

The Chairman tabled the 2003 Annual Report, containing the financial statements and the auditors' report thereon for the year ended March 31, 2003.

7. CHAIRMAN'S REMARKS

Mr. Eric Molson, Chairman of the Board of the Corporation, addressed the meeting. A copy of his remarks is filed with these minutes.

8. VOTING RIGHTS AND IDENTIFICATION OF SHAREHOLDERS

The Chairman reminded the Class "A" and Class "B" shareholders of their particular voting rights and outlined the voting procedure.

9. ELECTION OF DIRECTORS

The Chairman declared the meeting open for nominations for the annual election of three directors on behalf of the Class "A" shareholders.

The following were nominated:

Matthew W. Barrett
John E. Cleghorn
Daniel W. Colson

as directors of the Corporation.

There being no further nominations, the Chairman declared nominations closed. He stated that three persons had been nominated as directors and there were three directors to be elected, and called for a vote by show of hands by the Class "A" shareholders to confirm the election of those nominated. On a vote by show of hands, the Chairman declared the three nominees to be duly elected by the Class "A" shareholders of the Corporation.

The Chairman then declared the meeting open for nominations for the annual election of eleven directors by the Class "B" shareholders.

The following were nominated:

Dr. Lloyd I. Barber
Luc Beauregard
Dr. Francesco Bellini
Donald G. Drapkin
Luiz Otávio P. Gonçalves
Robert A. Ingram
Eric H. Molson
R. Ian Molson
Stephen T. Molson
David P. O'Brien
Daniel J. O'Neill
H. Sanford Riley

as directors of the Corporation.

There being no further nominations, the Chairman declared nominations closed. He stated that twelve persons had been nominated as directors and there were twelve directors to be elected, and called for a vote by show of hands by the Class "B" shareholders to confirm the election of those nominated. On a vote by show of hands, the Chairman declared the twelve nominees to be duly elected by the Class "B" shareholders of the Corporation.

10. APPOINTMENT OF AUDITORS

The next item of business was the appointment of auditors, and upon motion duly made and seconded, on a vote by show of hands by the Class "B" shareholders, it was resolved that PricewaterhouseCoopers LLP be appointed auditors of the Corporation until the next annual meeting at a remuneration to be fixed by the directors.

11. SHAREHOLDER PROPOSAL

The Chairman and Mr. Beauregard submitted to the meeting a shareholder's proposal from the Carpenters Local 27 Pension Fund Trust, a Class 'A' shareholder. The Chairman explained that the shareholder proposal related to fees paid to the Corporation's auditors and that although the Board was not in favour of the adopting of this proposal, it had been agreed to bring it before the meeting to allow for debate. The Secretary read the proposal.

On a vote by show of hands, it was resolved to reject the shareholder proposal as outlined in the Corporation's Management Proxy Circular 2003.

12. PRESIDENT'S REMARKS

Mr. Daniel J. O'Neill, President of the Corporation, addressed the meeting with a slide presentation. A copy of his presentation is filed with these minutes.

13. QUESTIONS FROM SHAREHOLDERS

A Class 'B' shareholder asked two questions with respect to the financial statements, requesting an explanation on the unrealised translation adjustment appearing in the balance sheet and the size of intangibles compared to equity. The questions were answered by Mr. Brian Burden. He then asked about the Corporation's dual class share structure. This question was answered by the President.

TERMINATION OF THE MEETING

There being no further business, the Chairman declared the meeting terminated.

______________________	______________________
Chairman	Secretary

RAPPORT SUR LES TITRES PLACÉS AU QUEBEC

EN VERTU DE L'ARTICLE 52 DE LA LOI
(Art. 114 du règlement)

Exercice financier 2003
(1er avril 2002 au 31 mars 2003)

RÉGIME	NOMBRE D'ACTIONS	VALEUR DES ACTIONS
Régime de dividendes-actions facultatifs et d'achat d'actions	2 035	64 255 $
Régime d'options sur titres - Options octroyées	472 200	14 552 744 $
Régime d'options sur titres - Options exercées	570 451	17 841 469 $

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Closes Ribeirao Preto Brewery in Brazil - Improves the Overall Utilization of the Kaiser Assets and Contributes R$15 Million in Cost Savings

MONTREAL, June 25 /CNW Telbec/ - Molson announced today that, as part of the recently announced Projeto Duzentos, Cervejarias Kaiser is closing the current Ribeirao Preto plant. This initiative will contribute to Kaiser's three-year cost savings plan and will be the first step in addressing the capacity utilization segment of the plan. This measure will move Kaiser's average brewing capacity utilization from below 55% to over 60%, and reduce the total combined capacity of the nine remaining breweries by approximately 2 million hectolitres per year. The original total market share and volume share targets for the company remain unchanged.

Built over 75 years ago, the current Ribeirao Preto brewing facility is one of Kaiser's oldest breweries in Brazil, and is one of the most inefficient. Closing this facility will result in annual savings of R$15 million. Molson will record a provision in the first quarter of Fiscal 2004 of approximately R$90 million, comprised primarily of the non-cash write-down of fixed assets. A total of 140 jobs will be eliminated.

This change marks the first step in addressing the expanded cost savings program called Projeto Duzentos and the move to right-size the organization. The cost savings program, originally conceived as Projeto Cem, was developed to deliver operational savings through revenue synergies, improved capacity utilization, procurement practices and distribution logistics, as well as, organizational right-sizing. In the first year Projeto Cem exceeded expectations delivering R$73 million in savings. The second phase is in line with Molson's objective, which is to improve the profitability level of Kaiser when compared to levels of competitors.

Molson Inc. (TSE: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, A Marca Bavaria, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.
%SEDAR: 00001968EF

/For further information: MEDIA :Sylvia Morin, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345; INVESTORS AND ANALYSTS: Danielle Dagenais, Vice President, Investor Relations, Molson Inc., (514) 599-5392/
(MOL.A. MOL.B.)

CO: Molson Inc.; Molson - Investors

CNW 08:55e 25-JUN-03

Gagnon, Carole

From: Gagnon, Carole
Sent: July 9, 2003 10:28
To: 'denise.fredette@tsx.com'; 'TSX Reporting SG (Montreal)'
Subject: Form 1 - Change in Outstanding and Reserved Securities - JUNE 2003

Please find attached the above report for the month of JUNE 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards .


TSE - 03-June - MOLA.doc (247 ...


TSE - 03-June - MOLB.doc (141 ...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,449,803**
ADD:	Stock Options Exercised	105,500	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,555,303**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**890,654**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**890,654**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,810,933**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
27-Jun-2003	Dr. Lloyd I. Barber	26-Jun-2013	$36.96	3,400
	Matthew W. Barrett	26-Jun-2013	$36.96	3,400
	Luc Beauregard	26-Jun-2013	$36.96	3,400
	Dr. Francesco Bellini	26-Jun-2013	$36.96	3,400
	John E. Cleghorn	26-Jun-2013	$36.96	5,000
	Daniel W. Colson	26-Jun-2013	$36.96	3,400
	Donald G. Drapkín	26-Jun-2013	$36.96	3,400
	Luiz Otavio P. Goncalves	26-Jun-2013	$36.96	5,000
	Robert A. Ingram	26-Jun-2013	$36.96	5,000
	Stephen T. Molson	26-Jun-2013	$36.96	3,400
	David P. O'Brien	26-Jun-2013	$36.96	5,000
	H. Sanford Riley	26-Jun-2013	$36.96	3,400
			SUBTOTAL	**47,200**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
02-Jun-2003	Mike Cameron	18-May-2001	$22.50	1,500
	Donald Lizotte	18-May-2001	$22.50	2,000
	Paul Miller	18-May-2001	$22.50	2,600
03-Jun-2003	Robert Andru	18-May-2001	$22.50	500
	John Bailey (Mtl)	18-May-2001	$22.50	7,850
	Rosaire Brisson	18-May-2001	$22.50	1,500
	Alain Leonard	18-May-2001	$22.50	1,000
04-Jun-2003	Robert Presseau	18-May-2001	$22.50	3,050
06-Jun-2003	Donna Cribbett	18-May-2001	$22.50	2,000
	David Klaassen	18-May-2001	$22.50	3,000
	Nicola Webb	30-Jan-2002	$27.42	1,250
09-Jun-2003	Robert Cholette	18-May-2001	$22.50	3,250
	Ian A. Douglas	18-May-2001	$22.50	1,500
	Anneliese C. Kabisch	18-May-2001	$22.50	1,000
	Jo-Ann McArthur	31-Oct-2000	$18.42	7,500
10-Jun-2003	John K. Aitken	18-May-2001	$22.50	3,500
	Vito Culmone	18-May-2001	$22.50	3,500
11-Jun-2003	Jean-Guy J. Beaudin	18-May-2001	$22.50	1,500
	Jo-Ann McArthur	18-May-2001	$22.50	5,000
	Gustavo Horta Ramos	31-Jan-2001	$18.54	5,000
13-Jun-2003	John M. De Young	30-Apr-1998	$13.58	6,000
	Benoit Maillette	18-May-2001	$22.50	2,500
16-Jun-2003	Ferg Devins	27-Jun-2000	$14.04	2,500
	Ferg Devins	18-May-2001	$22.50	3,500
20-Jun-2003	John D. Bailey	18-May-2001	$22.50	1,000
	Jeff N. Banister	18-May-2001	$22.50	4,250
	Judy M. Davey	18-May-2001	$22.50	1,500
	Kerry Scarsbrook	18-May-2001	$22.50	1,500
23-Jun-2003	Dr. Lloyd I. Barber	07-Jul-1993	$11.44	11,000

	David Baskin	18-May-2001	$22.50	1,000
	Rosa Colucci	10-May-2002	$36.79	375
	Steve Laurin	10-May-2002	$36.79	625
26-Jun-2003	Dr. Lloyd I. Barber	07-Jul-1993	$11.44	1,000
27-Jun-2003	Frank Doseger	18-May-2001	$22.50	3,500
	Michael G. Ross	18-May-2001	$22.50	1,750
30-Jun-2003	John M. De Young	07-Sep-1999	$12.52	5,500
			SUBTOTAL	**(105,500)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
18-Jun-2003	Steve Laurin	10-May-2002	09-May-2012	$36.79	1,875
	Steve Laurin	02-May-2003	02-May-2013	$32.31	3,000
30-Jun-2003	Jeff N. Banister	07-Sep-1999	07-Sep-2009	$12.52	1,750
	Jeff N. Banister	27-Jun-2000	31-Dec-2003	$14.04	5,000
	Jeff N. Banister	18-May-2001	17-May-2011	$22.50	8,500
	Jeff N. Banister	10-May-2002	09-May-2012	$36.79	5,625
30-May-2003	Ricardo de A. Mayer	2-May-2003	2-May-2013	$32.31	10,000
				SUBTOTAL	**(35,750)**
Stock Option Outstanding — Closing Balance					**5,716,883**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,509,178**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(105,500)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,403,678**



Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	July 9, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,447,720**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,447,720**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **JUNE, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE July 9, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: July 9, 2003 11:03
To: 'denise.fredette@tsx.com'
Cc: 'TSX Reporting SG (Montreal)'
Subject: Form 3 - Change in Directors Officers - June 2003

Et voici nos récents changements, un ajout et un retrait.


Form 3 - Change in Directors O...


Form 3 - Change in Directors O...

N'hésitez pas à communiquer avec moi si vous avez des questions. Merci !

Carole Gagnon
Gestionnaire, Secrétariat Corporatif
Molson Inc.
Téléphone : (514) 590-6338
Télécopieur : (514) 590-6358
Cellulaire : (514) 973-4883

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	CLEGHORN	JOHN	E.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Director	June 19, 2003

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE July 9, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	KELLEY	Patrick	L.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [ ] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE [X] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Officer - Sr VP, International Brewing	June 19, 2003

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE July 9, 2003